1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                      Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                      No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC December 2009 Sales Report
Hsinchu, Taiwan, R.O.C. — January 8, 2010 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for December 2009: on an unconsolidated basis, net sales were approximately NT$30.47 billion, an increase of 3.8 percent over November 2009 and an increase of 131.5 percent over December 2008. Full-year sales for 2009 totaled NT$285.74 billion, a decrease of 11.2 percent compared to 2008.
On a consolidated basis, net sales for December 2009 were approximately NT$ 31.55 billion, an increase of 4.1 percent over November 2009 and an increase of 118.7 percent over December 2008. Full-year sales for 2009 totaled NT$295.74 billion, a decrease of 11.2 percent compared to 2008.
TSMC Sales Report (Unconsolidated):

		(Unit: NT$ million)
Net Sales	2009*	2008	Increase (Decrease)%
December	30,466	13,161	131.5
January through December	285,743	321,767	(11.2)

*	Year 2009 figures have not been audited.
TSMC Sales Report (Consolidated):

		(Unit: NT$ million)
Net Sales	2009*	2008	Increase (Decrease)%
December	31,554	14,429	118.7
January through December	295,742	333,158	(11.2)

*	Year 2009 figures have not been audited.

TSMC Spokesperson: Ms. Lora Ho VP & CFO, TSMC Tel: 886-3-566-4602	TSMC Acting Spokesperson: Mr. J.H. Tzeng Deputy Director PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 E-Mail: jhtzeng@tsmc.com	For Further Information: Mr. Richard C.Y. Chung Technical Manager PR Department, TSMC Tel: 886-3-563-6688 ext. 7125038 Mobile: 886-911-258751 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department, TSMC Tel: 886-3-563-6688 ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
January 08, 2010
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties,
3) endorsements and guarantees, and 4) financial derivative transactions for the period of Dec. 2009.

1)	Sales volume (in NT$ thousand)

Period	Items	2009	2008
Dec.	Net sales	30,466,359	13,160,762
Jan.-Dec.	Net sales	285,742,868	321,767,083

2)	Funds lent to other parties: None
3)	Endorsements and guarantees: None

4)	Financial derivative transactions (in NT$ thousand)
TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	0	24,203,615	—	—	—	—	—
	Mark to Market Profit/Loss	—	0	181,743	—	—	—	—	—
	Unrealized Profit/Loss	—	5,832	217,069	—	—	—	—	—
Expired Contracts	Notional Amount	—	68,255,979	207,404,542	—	—	—	—	—
	Realized Profit/Loss	—	(189,453)	553,703	—	—	—	—	—
TSMC’s subsidiaries

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contracts	Notional Amount	—	0	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	0	—	—	—	—	—	—
	Unrealized Profit/Loss	—	1,223	—	—	—	—	—	—
Expired Contracts	Notional Amount	—	1,860,988	—	—	—	—	—	—
	Realized Profit/Loss	—	(2,063)	—	—	—	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 8, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer